2006 AMENDED AND RESTATED PARTNERSHIP AGREEMENT

OF

ELK VALLEY COAL PARTNERSHIP

As of February 27, 2006

Page

ARTICLE 1
INTERPRETATION

2

1.1

Definitions

2

1.2

Interpretation

9

1.3

Entire Agreement

10

1.4

Schedule

10

ARTICLE 2
FORMATION AND BUSINESS OF PARTNERSHIP

10

2.1

Formation and Continuance

10

2.2

Partnership Interests and Distribution Entitlements

11

2.3

Evidence of Partnership Interest

11

2.4

Nature of Business

11

2.5

Exclusion of Other Business

11

2.6

Place of Business and Authorized Jurisdictions

11

2.7

Fiscal Year

12

ARTICLE 3
MANAGEMENT AND OPERATION OF THE PARTNERSHIP

12

3.1

Managing Partner

12

3.2

Duties of the Managing Partner

12

3.3

Resignation of the Managing Partner

13

3.4

Appointment of Successor

13

3.5

Assignment of Rights of Managing Partner

14

3.6

Day-to-Day Management of the Partnership

14

3.7

Insurance

14

3.8

Indemnity by the Managing Partner

15

3.9

Indemnity in Favour of the Managing Partner and Officers and Employees

15

3.10

Actions not constituting Negligence or Wilful Misconduct

16

3.11

Compensation of Managing Partner

16

ARTICLE 4
CREDIT FACILITIES, GUARANTEE AND PERMITTED CASH CALLS

17

4.1

Credit Agreement

17

4.2

Partnership Guarantee of Credit Facility

17

4.3

Restrictions while Guarantee is in Place

17

4.4

Permitted Cash Calls

17

ARTICLE 5
PARTNERSHIP MEETINGS

19

5.1

Partnership Meetings

19

5.2

Attendance and Voting

19

5.3

Adjournment

20

5.4

Quorum

20

-i-

(continued)

Page

5.5

Special Resolution of the Partners

20

5.6

Approved Plans

20

5.7

Operations Subject to Approved Plan

21

5.8

Emergency Expenditures

21

5.9

Operations in Absence of Approved Plan

21

ARTICLE 6
STATUS OF PARTNERS

23

6.1

Status and Capacity of Partners

23

6.2

Limitations on Authority of Partners

24

6.3

Restrictions on Partners

24

6.4

Pledge of Partnership Interest

24

6.5

Non-Competition

25

6.6

Compliance with Laws

25

6.7

Unlimited Liability of Partners

25

ARTICLE 7
DISTRIBUTION ENTITLEMENTS

25

7.1

Increase in Teck’s Distribution Entitlement

25

7.2

Allocation of Income and Loss for Income Tax Purposes

26

ARTICLE 8
TRANSFER OF PARTNERSHIP UNITS

27

8.1

Transfers Prohibited

27

8.2

Permitted Transfers

27

8.3

Right of First Offer

28

8.4

Assignment Requirements

30

8.5

Effectiveness Conditional

30

8.6

No Obligation to See to the Execution of Trust or Equity

30

ARTICLE 9
DISTRIBUTIONS

31

9.1

Allocation to Partners

31

9.2

Distribution Policy

31

ARTICLE 10
FINANCIAL MATTERS AND REPORTS

33

10.1

Books of Account

33

10.2

Accounting Principles

33

10.3

Public Company Reporting

33

10.4

Monthly and Quarterly Report

34

10.5

Annual Report

34

10.6

Income Tax Information

34

10.7

Tax Filings

35

-ii-

(continued)

Page

10.8

Auditor

35

10.9

Public Reporting

35

ARTICLE 11
WINDING-UP OR DISSOLUTION OF PARTNERSHIP

35

11.1

Term

35

11.2

Events of Winding-Up or Dissolution

36

11.3

Events Not Causing Winding-Up or Dissolution

36

11.4

Managing Partner as Receiver

36

11.5

Other Receiver

36

11.6

Distribution

36

11.7

Notices

36

ARTICLE 12
COVENANTS OF THE MANAGING PARTNER

36

12.1

Non-Competition Agreement

36

12.2

No Co-Mingling of Assets

37

12.3

Performance of Assigned Contracts

37

ARTICLE 13
GENERAL

37

13.1

Transactions between the Partnership and Partners

37

13.2

Notices

37

13.3

Arbitration

39

13.4

Assets Held by Nominee

40

13.5

Amendment

40

13.6

Inspection of Records

40

13.7

Enurement

40

13.8

Execution and Delivery

40

-iii-

AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AGREEMENT is made as of the 27th day of February, 2006

BETWEEN:

FORDING LIMITED PARTNERSHIP, a limited partnership existing under the laws of Alberta, by its general partner, Fording (GP) ULC;

(“Fording LP”)

- and -

TECK COMINCO COAL PARTNERSHIP, a general partnership existing under the laws of British Columbia, by its partners, Teck Cominco Limited and Teck-Bullmoose Coal Inc.;

(“Teck GP”)

- and -

QUINTETTE COAL PARTNERSHIP, a general partnership existing under the laws of the Province of British Columbia, by its partners, Teck Cominco Limited and Teck-Bullmoose Coal Inc.;

(“QCP”)

(collectively, the “Parties” and each of them, a “Party”)

RECITALS:

A.

The Elk Valley Coal Partnership (originally named Fording Coal Partnership) (the “Partnership”) is governed by a Partnership Agreement dated as of February 26, 2003 among Fording Coal Limited, 4123212 Canada Ltd., Teck Cominco Limited, Quintette Coal Partnership and Teck-Bullmoose Coal Inc. (the “2003 Partnership Agreement”).

B.

Subsequent to the formation of the Partnership, Fording Coal Limited was wound-up into Fording Inc., which in turn was wound-up into 4123212 Canada Ltd.  Thereafter, 4123212 Canada Ltd. changed its name to Fording Inc.

C.

The 2003 Partnership Agreement was amended on May 25, 2004 and July 19, 2004.

D.

On February 24, 2005, Teck Cominco Limited and Teck-Bullmoose Coal Inc. formed the Teck Cominco Coal Partnership and contributed to it their respective interests in the

Partnership (including, in the case of Teck Cominco Limited, its rights as managing partner of the Partnership).

E.

On August 24, 2005, a plan of arrangement sponsored by Fording Inc. became effective (the “Plan of Arrangement”) with the result that the interest of Fording Inc. in the Partnership was ultimately transferred to Fording LP.

F.

In connection with the Plan of Arrangement, the Parties reconfirmed their intention to carry on their business in and through the Partnership and amended and restated the 2003 Partnership Agreement in order to:

1.

reflect the amendments made to the 2003 Partnership Agreement on May 25, 2004 and July 19, 2004;

2.

reflect the transfers of interests in the Partnership, as described above, and, in the case of the transfers contemplated by the Plan of Arrangement, to record the agreement of the Parties to such transfers (as evidenced by this Recital); and

3.

make certain additional changes required in connection with the Plan of Arrangement or which were deemed advisable by the Parties.

The 2003 Partnership Agreement, as amended and restated in the manner described above, is referred to herein as the “2005 Partnership Agreement”.

G.

The Parties have now determined to amend the 2005 Partnership Agreement to provide to the Managing Partner the ability to make cash calls upon the Partners in certain circumstances and to make certain consequential and other amendments in connection therewith.

THEREFORE the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

Whenever used in this Agreement, the following words and terms have the respective meanings set out below:

(a)

“2005 Partnership Agreement” has the meaning ascribed to it in the Recitals;

(b)

“Administrative Services Agreements” means: (i) the administrative services agreement dated as of February 28, 2003, between the Trust and the Partnership, which provides for the provision by the Partnership to the Trust of certain administrative and support services, and (ii) the amended and restated administrative and industrial minerals services agreement of even date herewith, between Fording GP and the Partnership, which provides for the provision by the

Partnership to Fording GP of certain administrative and support services and services in respect of the Industrial Minerals Operations;

(c)

“Affiliate” means, at the time such determination is made, with respect to Teck, Teck GP, TBCI and Quintette, any Person controlled by Teck, and with respect to Fording LP, Fording GP and the Trust, any Person controlled by the Trust, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise;

(d)

“Agreement” means this amended and restated partnership agreement;

(e)

“Annual Distribution Entitlement” has the meaning ascribed to it in Section 9.2(c);

(f)

“Approved Plans” has the meaning ascribed to it in Section 5.6(c);

(g)

“Auditor” means the external auditor of the Partnership appointed pursuant to Section 10.8 hereof and any subsequent appointee appointed in accordance with such section;

(h)

“Authorized Reserve” means:

(i)

a reserve for reasonably anticipated cash requirements that are authorized by a Special Resolution of the Partners; or

(ii)

a reserve that is established in connection with contributions received from the Partners in satisfaction of their obligations in response to a Permitted Cash Call;

(i)

“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business;

(j)

“CCA Shortfall” in respect of a Fiscal Year means the amount, if any, by which the aggregate Sustaining Capital Expenditures for that Fiscal Year exceed the total of:

(i)

the total capital cost allowance available to the Partnership under the Tax Act in respect of such Fiscal Year,

(ii)

any deduction available to the Partnership under the Tax Act in respect of its cumulative eligible capital in respect of such Fiscal Year, and

(iii)

1.667 times such amount as Fording LP shall advise the Managing Partner to be the deductions deducted by the Trust, for the taxation year of the

Trust in which such Fiscal Year ends, in respect of cumulative Canadian exploration expense and cumulative Canadian development expense;

(k)

“Capital and Operating Plan and Budget” has the meaning ascribed to it in Section 5.6(a);

(l)

“Capital Call Loan” has the meaning ascribed to it in Section 4.4(d) hereof;

(m)

“Claims” has the meaning ascribed to it in Section 3.9(a) hereof;

(n)

“Credit Agreement” means the Amended and Restated Credit Agreement dated as of August 24, 2005 between the Trust and the Partnership, as borrowers, Royal Bank of Canada, as agent, and the financial institutions signatory thereto, as lenders, which provides for the Fording Credit Facility and the Operating Facility, as may be amended, restated or supplemented from time to time;

(o)

“Defaulted Amount” has the meaning ascribed to it in Section 4.4(d) hereof;

(p)

“Distributable Cash” in respect of any period means without duplication:

(i)

all cash received by the Partnership in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of Partners, plus

(ii)

cash balances on hand at the beginning of the period,

less

(iii)

all cash payments of any kind made in the period by the Partnership including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt, less

(iv)

the amount of allocations to Authorized Reserves,

provided that reasonable use will be made of the Partnership’s operating lines for working capital purposes;

(q)

“Distribution Entitlement” means a Partner’s proportional entitlement, expressed as a percentage, in and to the capital and property of the Partnership, to a share in the profits, losses, capital gains, capital losses and credits of the Partnership, and to participate in the distribution of assets on liquidation or dissolution of the Partnership, which entitlement initially reflected the proportion of the capital contributed to the Partnership by that Partner (or its predecessor) as compared to the aggregate of the capital contributed by all of the Partners of the Partnership, and which entitlement has been adjusted in accordance with the 2003 Partnership Agreement (as amended) and which entitlement is further adjustable in accordance with Section 7.1;

(r)

“Distribution Policy” means the distribution policy of the Partnership described in Section 9.2;

(s)

“Encumbrance” means any encumbrance of any kind whatsoever, including a prior claim, security interest, mortgage, hypothec, pledge, privilege, lien, caveat or charge;

(t)

“Event of Insolvency” means, in relation to the Managing Partner, the occurrence of one of the following events:

(i)

the Managing Partner (or Teck, while Teck GP is the Managing Partner):

(A)

institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents in writing to the filing of a bankruptcy proceeding against it;

(B)

files a petition, proposal, answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief for itself under any bankruptcy law;

(C)

consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy over all or substantially all of its assets; or

(D)

makes a voluntary assignment for the benefit of its creditors generally;

(ii)

a court having jurisdiction enters a decree or order adjudging the Managing Partner (or Teck, while Teck GP is the Managing Partner), a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy, and such decree or order continues unstayed and in effect for a period of 30 days;

(iii)

any proceeding with respect to the Managing Partner (or Teck, while Teck GP is the Managing Partner), is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants, and such proceeding has not been stayed or terminated prior to the expiry of 30 days after such proceeding has been commenced; or

(iv)

the Managing Partner (or Teck, while Teck GP is the Managing Partner), is wound up, dissolved or liquidated under any law or otherwise becomes subject to the provisions of the Winding-Up and Restructuring Act (Canada), or has its existence terminated or passes any resolution for its wind-up, dissolution or liquidation other than in connection with a bona fide reorganization of the Managing Partner pursuant to which a successor to the Managing Partner that is an affiliated entity assumes all or substantially all of the assets, rights, liabilities and obligations of the Managing Partner including the rights and obligations of the Managing Partner hereunder;

(u)

“Expansion Capital Expenditures” means capital expenditures of the Partnership that are not Sustaining Capital Expenditures;

(v)

“Fiscal Year” means the fiscal year of the Partnership as set forth in Section 2.7;

(w)

“Fording Credit Facility” means the revolving credit facilities in the aggregate amount of up to $400 million made available to the Trust by Royal Bank of Canada, as agent and a syndicate of lenders pursuant to the Credit Agreement and includes any refinancing of such credit facilities or any replacement credit facilities therefor, in each case, up to an aggregate amount of $440 million;

(x)

“Fording GP” means Fording (GP) ULC, an unlimited liability company existing under the laws of the Province of Nova Scotia, in its capacity as general partner of Fording LP;

(y)

“Fording LP” means Fording Limited Partnership, a limited partnership existing under the laws of the Province of Alberta, the partners of which are the Trust as to a 99.99% limited partner interest and Fording GP as to a 0.01% general partner interest;

(z)

“GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

(aa)

“Governance Agreements” means the amended and restated governance agreement(s) entered into among the Trust and Fording GP and one or more of Teck and OTPP and dated August 24, 2005;

(bb)

“Guarantee” means the unsecured guarantee by the Partnership of the Trust’s obligations under the Fording Credit Facility dated as of August 24, 2005 which Guarantee is further described in Section 4.2 hereof;

(cc)

“Industrial Minerals Operations” means, collectively, those entities which are subsidiaries of the Trust engaged in the production of industrial minerals such as tripoli and wollastonite, being NYCO Minerals, Inc. with operations at Willsboro, New York; Minera NYCO S.A. de C.V. with operations near Hermosillo in the northwestern state of Sonora, Mexico; and American Tripoli, Inc. with operations near Seneca, Missouri;

(dd)

“Luscar” means Luscar Ltd., corporation existing under the laws of the Province of Alberta;

(ee)

“Management” has the meaning ascribed to it in Section 3.6;

(ff)

“Managing Partner” means the managing partner of the Partnership, from time to time, as provided for in Article 3;

(gg)

“Managing Partner Indemnified Persons” has the meaning ascribed to it in Section 3.7(b)(ii) hereof;

(hh)

“Material Change” has the meaning ascribed to such term under the Securities Act (Alberta), R.S.A. 2000, c. S-4;

(ii)

“Material Project” means any project proposed to be undertaken by the Partnership that would involve aggregate non-sustaining capital expenditures (being those capital expenditures that are not Sustaining Capital Expenditures) in excess of $50 million;

(jj)

“MI 52-110” means Multilateral Instrument 52-110 of the Canadian Securities Administrators (Audit Committees), as in force on the date hereof;

(kk)

“Non-Competition Agreement” means the non-competition agreement entered into by the Trust, Fording Inc. and the Partnership on the one hand, and Luscar and Luscar Energy Partnership on the other hand, and dated as of February 28, 2003;

(ll)

“Operating Facility” means the revolving credit facility of up to $150 million provided for under the Credit Agreement and made available to the Partnership by Royal Bank of Canada, as agent and a syndicate of lenders, and includes any refinancing of such credit facilities or any replacement credit facilities therefor;

(mm)

“OTPP” means the Ontario Teachers’ Pension Plan Board, a non-share capital corporation established under the laws of the Province of Ontario;

(nn)

“Parties” means the parties to the Agreement and “Party” means any one of them;

(oo)

“Partner” means any Person that is from time to time partner of the Partnership (for so long as that Person is a partner) and means, as of the date hereof, Fording LP or any of the Teck Partners;

(pp)

“Partnership” means Elk Valley Coal Partnership, a general partnership formed under the laws of the Province of Alberta and governed by the terms of this Agreement;

(qq)

“Partnership Indemnified Persons” has the meaning ascribed to it in Section 3.7(b)(i) hereof;

(rr)

“Partnership Interest” means a Partner’s interest in the Partnership, including, for greater certainty, the Distribution Entitlement associated with that interest whether that Distribution Entitlement is variable or fixed;

(ss)

“Permitted Cash Call” has the meaning ascribed to it in Section 4.4(a) hereof

(tt)

“Person” means an individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(uu)

“Plan of Arrangement” means the plan of arrangement which provided for the reorganization of the structure of the Trust and its Affiliates, approved by securityholders of the Trust at a meeting called for that purpose on May 4, 2005, and any amendment or variation made in accordance with the terms thereof;

(vv)

“QCP” means Quintette Coal Partnership, a general partnership existing under the laws of British Columbia, having as its partners Teck and TBCI;

(ww)

“Register” means the register maintained by the Managing Partner in respect of the Partners as provided for in Section 3.2(a);

(xx)

“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of the Province of New Brunswick;

(yy)

“Special Resolution of the Partners” means a resolution passed by Partners holding, in aggregate, not less than 95% of the outstanding Distribution Entitlements, either at a duly constituted meeting of Partners called for the purpose of considering such resolution or an adjournment thereof, or in writing (which writing may be by counterpart);

(zz)

“Sustaining Capital Expenditures” means expenditures in respect of additions, replacements or improvements to property, plant and equipment required to maintain the Partnership’s business operations;

(aaa)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.);

(bbb)

“TBCI” means Teck-Bullmoose Coal Inc., a corporation existing under the laws of the Province of British Columbia;

(ccc)

“Teck” means Teck Cominco Limited, a corporation existing under the laws of Canada;

(ddd)

“Teck Agreement” means the agreement entitled “Teck Agreement” dated as of August 24, 2005 between Teck and Royal Bank of Canada, as agent;

(eee)

“Teck GP” means Teck Cominco Coal Partnership, a general partnership existing under the laws of the Province of British Columbia, having as its partners Teck and TBCI;

(fff)

“Teck Partners” means collectively Teck GP and QCP;

(ggg)

“Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta pursuant to a declaration of trust made as of February 26, 2003 as amended and restated on August 24, 2005 and referred to herein as the “Amended and Restated Declaration of Trust”; and

(hhh)

“ULC Independent Director” has the meaning ascribed to it in the Amended and Restated Declaration of Trust.

1.2

Interpretation

In this Agreement:

(a)

Consent - Whenever a provision of the Agreement requires an approval or consent by a Party and such approval or consent is not delivered within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(b)

Currency - Unless otherwise specified, all references to money amounts are to lawful currency of Canada.

(c)

Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

(d)

Headings - Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of the Agreement.

(e)

Including - Where the words “including” or “includes” are used in the Agreement, it means “including (or includes) without limitation”.

(f)

No Strict Construction - The language used in the Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)

Number and Gender - Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)

Statutory References - A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(i)

Time - Time is of the essence in the performance of the Parties' respective obligations.

(j)

Accounting - Wherever in the Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.3

Entire Agreement

This Agreement, the Administrative Services Agreements and the other agreements contemplated herein and therein, constitute the entire agreement between the Partners and the Partnership with respect to the subject matter hereof and set out all the covenants, promises, warranties, representations, conditions, understandings and agreements between such Parties pertaining to such subject matter and amend, restate and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written.  There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, oral or written, express, implied or collateral between the Partners and the Partnership in connection with the subject matter of this Agreement except as specifically set forth as aforesaid. For certainty, this Agreement amends, restates and supersedes in its entirety and replaces the 2005 Partnership Agreement.

1.4

Schedule

The schedules to this Agreement, as described below, are an integral part of this Agreement:

Schedule	Description
Schedule “A”	Special Majority Matters
Schedule “B”	Form of Guarantee.

ARTICLE 2
FORMATION AND BUSINESS OF PARTNERSHIP

2.1

Formation and Continuance

Pursuant to a partnership agreement dated as of February 26, 2003, Fording Inc. and one of its predecessors, Fording Coal Limited, Teck, TBCI and QCP formed the Partnership under the laws of the Province of Alberta, which agreement was superseded and replaced on the date thereof by the original version of this Agreement (the “Original Partnership Agreement”).  Thereafter, the Original Partnership Agreement was amended on May 24, 2004, July 14, 2004 and August

24, 2005, which amendments are incorporated into the 2005 Partnership Agreement.  The Partners wish to continue to carry on their business through the continuing Partnership on the terms set forth herein.

2.2

Partnership Interests and Distribution Entitlements

Subject to adjustment in accordance with Section 7.1, as of the date of this Agreement, the Partners’ respective Distribution Entitlements are as follows:

(i)	Fording LP:	61.000%
(ii)	Teck GP:	38.836%
(iii)	QCP:	0.164%
Total:		100.000%

2.3

Evidence of Partnership Interest

On request of a Partner, the Managing Partner will issue a certificate evidencing that Partner’s status as a Partner and its Distribution Entitlement; provided that if such Partner is Fording LP, the Managing Partner will issue such certificate in the name of Fording LP, but deliver same to the Agent, as such term is defined in the Credit Agreement.

2.4

Nature of Business

The Partnership shall continue to carry on the business of producing and selling coal and engaging in activities ancillary or incidental thereto, such as granting and receiving royalties, holding resource properties, producing and selling coal bed methane and generating electricity from coal.  In connection with such business, the Partnership or its nominee, acting for and on behalf of the Partnership, shall own, operate and lease assets and property, borrow money, make investments and hold other direct or indirect rights.

2.5

Exclusion of Other Business

Except for the business and activities specified in Section 2.4 and the other businesses and activities authorized by a Special Resolution of the Partners, the Partnership shall not carry on any other business or activity.

2.6

Place of Business and Authorized Jurisdictions

(a)

The registered office of the Partnership shall be located at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R3, or at such other location as is, from time to time, determined by the Managing Partner.

(b)

The Partnership may maintain such other and additional offices at such other locations as is, from time to time, determined by the Managing Partner to be appropriate.

(c)

The Partnership is authorized to engage in the business and related activities described in Section 2.4 in the Provinces of Alberta and British Columbia and in

such other jurisdictions as the Managing Partner shall determine that it is appropriate for the Partnership to do so.

2.7

Fiscal Year

The current Fiscal Year of the Partnership commenced on January 1, 2006 and ends on December 31, 2006.  Thereafter the Fiscal Year of the Partnership shall be the 12 month period ended December 31 of each year unless changed by a Special Resolution of the Partners.

ARTICLE 3
MANAGEMENT AND OPERATION OF THE PARTNERSHIP

3.1

Managing Partner

(a)

Subject to Section 3.3, the managing partner of the Partnership (the “Managing Partner”) shall be Teck GP.  The Managing Partner shall be responsible for and shall manage the business and affairs of the Partnership and in connection therewith, the Managing Partner (through its managing partner or nominee) shall have the authority to contract on behalf of the Partnership.  All decisions relating to the business and affairs of the Partnership will be made by the Managing Partner, other than those described in Schedule “A”, which must be approved by a Special Resolution of the Partners.

(b)

The Managing Partner will exercise the degree of care, skill and diligence in its management of the Partnership that an experienced mine operator would use in the conduct of its own affairs, and will manage the Partnership in the best interests of the Partnership in accordance with prudent mining practices.

3.2

Duties of the Managing Partner

In addition to the other duties and obligations specified in this Agreement, the Managing Partner shall do the following:

(a)

keep a register (the “Register”) of the names and addresses of all of the Partners and their respective Partnership Interests and Distribution Entitlements;

(b)

obtain and maintain, to the extent obtainable and maintainable on a commercially reasonable basis, the registrations, licenses and permits necessary for the conduct of the Partnership’s business in all jurisdictions where the activities of the Partnership require same;

(c)

devote to the conduct of the affairs of the Partnership such time as may be reasonably required to carry out its obligations hereunder;

(d)

render such accounts and reports to the Partners as are required by applicable law and this Agreement; and

(e)

maintain a code of conduct, insider trading policy and disclosure policy for the Partnership, in a form and substance acceptable to the ULC Independent Directors, which policies shall not be materially amended, suspended, terminated or replaced without the prior written consent of the ULC Independent Directors.

3.3

Resignation of the Managing Partner

The Managing Partner shall be deemed to have resigned and shall no longer be entitled to manage the Partnership if any of the following events occur:

(a)

the Partnership Interests held by the Managing Partner, together with its Affiliates, no longer carry Distribution Entitlements totalling more than 20% of all of the then outstanding Distribution Entitlements;

(b)

the Managing Partner (or Teck, while Teck GP is Managing Partner) suffers an Event of Insolvency; or

(c)

the Managing Partner is:

(i)

Teck GP, Teck or any of their respective Affiliates, and the Managing Partner wilfully breaches its obligations under this Agreement, such breach remains unremedied for a period of 60 days following the provision by another Partner of a notice to the Managing Partner of the breach (which notice shall specify in reasonable detail, the particulars of the breach being complained of) and the breach results or could reasonably be expected to result in a material adverse effect on the Trust or Fording LP; or

(ii)

a Person other than Teck GP, Teck or an Affiliate thereof, and the Managing Partner is in material breach of this Agreement and such breach remains unremedied for a period of 60 days following the provision by another Partner of notice to the Managing Partner of the breach (which notice shall specify in reasonable detail, the particulars of the breach complained of).

In addition, the Managing Partner may resign from such position on not less than 60 days’ advance written notice to the other Partners.

3.4

Appointment of Successor

(a)

In the event that the Managing Partner resigns or is deemed to resign pursuant to the provisions of Section 3.3, then the Partners shall meet as soon as possible to appoint a successor Managing Partner which appointment shall be authorized by a unanimous written resolution of all of the Partners then holding a Distribution Entitlement of greater than 5% of all of the then outstanding Distribution Entitlements, provided that the resigning Managing Partner shall not be entitled to vote upon the appointment of such successor in the manner aforesaid if the

Managing Partner is deemed to have resigned in the circumstances described in Section 3.3(b) or Section 3.3(c).

(b)

If the Partners fail to appoint a successor Managing Partner forthwith after the resignation, or deemed resignation of the resigning Managing Partner, the Partner holding the largest Distribution Entitlement (other than the resigning Managing Partner if the Managing Partner is deemed to have resigned in the circumstances described in Section 3.3(b) or Section 3.3(c)) shall be entitled to appoint an interim Managing Partner pending the selection of a successor Managing Partner in the manner aforesaid.

3.5

Assignment of Rights of Managing Partner

Notwithstanding the provision of Section 3.3(a), the Managing Partner may, in connection with a sale of all of its Partnership Interest, assign its rights as Managing Partner to:

(a)

an Affiliate, provided the Managing Partner guarantees the performance by such Person of its obligations hereunder and, where the assigning Managing Partner is Teck GP or another Affiliate of Teck, the performance of the assignee is also directly guaranteed by Teck; and

(b)

to another Person provided that the assignment is made to a Person with suitable mining experience and such assignment is consented to by a majority of the ULC Independent Directors such consent not to be unreasonably withheld.

3.6

Day-to-Day Management of the Partnership

The day-to-day business and operation of the Partnership shall be carried out by officers and other management personnel designated by the Managing Partner and employed by the Partnership or a subsidiary thereof (“Management”) under the direction of the Managing Partner.

3.7

Insurance

To the extent available on commercially reasonable terms, the Partnership shall purchase and maintain or cause to be purchased and maintained:

(a)

liability, casualty and other insurance of such types and coverages as are customary for business operations similar to those of the Partnership or as may be required by the Partnership’s lenders and prudent business practice; and

(b)

liability insurance for:

(i)

the directors, officers and employees of the Partnership and of the subsidiaries of the Partnership (collectively, “Partnership Indemnified Persons”); and

(ii)

those directors, officers and employees and agents of the Managing Partner that undertake the duties of the Managing Partner under this Agreement and that are designated in writing from time to time by the Managing Partner, such Persons not to exceed five in number at any one time (collectively, “Managing Partner Indemnified Persons”), in respect of any Claims that may be brought against those Persons when acting in such capacities.

3.8

Indemnity by the Managing Partner

The Managing Partner covenants and agrees with the other Partners to indemnify and save harmless the other Partners and/or their respective officers, directors, members, shareholders and employees, or any of them, from and against any claim, action, suit, damage, expense, cost, debt or assessment which may be made or brought against the other Partners and/or their respective officers, directors, members, shareholders and employees or any of them or from and against any loss that any of them may suffer or incur as a result of the negligence or wilful default of the Managing Partner in the exercise of its rights or the discharge of its obligations as Managing Partner hereunder.

3.9

Indemnity in Favour of the Managing Partner and Officers and Employees

(a)

The Managing Partner and the Managing Partner Indemnified Persons, when such Persons are engaged in performing the Managing Partner’s duties and discharging its other obligations hereunder, and the Partnership Indemnified Persons (such persons collectively referred to herein as “Indemnified Persons”), shall be indemnified and saved harmless by the Partnership against all losses, claims, damages, liabilities obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by or borne by or asserted against the Managing Partner or any other Indemnified Person in the exercise of the rights, the performance of the duties and/or the discharge of the other obligations of the Managing Partner and/or Management hereunder, as the case may be (in each case a “Claim”), provided that:

(i)

in connection with a Claim against the Managing Partner or any Managing Partner Indemnified Person, such Claim was not the result of wilful misconduct or negligence on the part of the Managing Partner or such Managing Partner Indemnified Person as the case may be;

(ii)

in connection with a Claim against a Partnership Indemnified Person, such Claim was not the result of wilful misconduct or negligence on the part of such Person; and

(iii)

in connection with a Claim against an Indemnified Person that is an individual, such Claim was not the result of a failure of such Person to act honestly and in good faith with a view to the best interests of the

Partnership and further provided that in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her conduct was lawful.

(b)

The indemnification rights of Partnership Indemnified Persons will be provided for in indemnification agreements between each such Person and the Partnership.  The Partners acknowledge and agree that the Managing Partner is holding the indemnities hereby granted in favour of the other Indemnified Persons on behalf of and in trust for the other Indemnified Persons so that such Persons can enjoy the benefit thereof.  The Partners further acknowledge and agree that the Indemnified Persons not party to this Agreement may enforce this Section 3.9 notwithstanding that they are not signatories to this Agreement.

3.10

Actions not constituting Negligence or Wilful Misconduct

For certainty, no act or omission of (i) a Person required to provide indemnification under Section 3.8, or (ii) a Person entitled to receive indemnification pursuant to Section 3.9, will be deemed to constitute negligence or wilful misconduct of such Person if it is done:

(a)

pursuant to a Special Resolution of the Partners, or, in the case of Partnership Indemnified Persons, at the direction of the Managing Partner; or

(b)

at the direction of any governmental authority, whether or not the validity of that direction is challenged by the Managing Partner or the Partnership; or

(c)

unilaterally in good faith to protect life, limb or property,

provided in each case, the act is undertaken, or the omission is made, by the Person without any knowledge of the unlawfulness of the act or omission.

3.11

Compensation of Managing Partner

The Managing Partner shall be reimbursed by the Partnership for all direct costs and expenditures incurred by or on behalf of the Managing Partner in connection with the provision of any services to the Partnership that are the subject of a services agreement between the Managing Partner and the Partnership approved by a Special Resolution of the Partners.  In the event that the provision of services to the Partnership by the Managing Partner is approved by the Partners in the manner aforesaid, the principle underlying the determination of the compensation to be paid to the Managing Partner pursuant to such services agreement shall be that of full cost recovery for the Managing Partner including a reasonable allocation of overhead.  In this regard, the Managing Partner shall not be entitled to charge to the Partnership, any amounts in respect of services provided by any of Teck’s directors or senior officers (being its Chairman, Vice Chair, Chief Executive Officer, President, any Senior Vice Presidents, Treasurer and Controller) other than out-of-pocket expenses.

ARTICLE 4
CREDIT FACILITIES, GUARANTEE AND PERMITTED CASH CALLS

4.1

Credit Agreement

The Managing Partner, for and on behalf of the Partnership, pursuant to the authority granted to the Managing Partner under the 2005 Partnership Agreement, entered into:

(a)

the Credit Agreement on August 24, 2005, a copy of which has been delivered to Teck and Fording LP, which provides for the Fording Credit Facility and the Operating Facility, and

(b)

a First Amending Agreement to the Credit Agreement as of February 10, 2006, a copy of which has been delivered to Teck and Fording LP, pursuant to which, among other things, the amount of the facility contemplated by the Credit Agreement as amended, was increased to $200 million, together, in each case, with all related documentation.

4.2

Partnership Guarantee of Credit Facility

The Partnership, pursuant to the authority granted to it under the 2005 Partnership Agreement, provided the Guarantee substantially in the form attached hereto as Schedule “B” on August 24, 2005.  The Partnership will provide a similar guarantee to the Guarantee in respect of the refinancing of all or any portion of the Fording Credit Facility provided that the principal amount being refinanced is not greater than $440 million and the terms and conditions of such replacement guarantee are no more onerous to the Partnership or Teck than those of the Guarantee taking into consideration the terms of the Teck Agreement.

4.3

Restrictions while Guarantee is in Place

So long as the Guarantee or any replacement thereof is in place, Fording LP covenants in favour of the Partnership:

(a)

without the prior written consent of the Managing Partner, not to sell any of its Partnership Interest other than to an Affiliate in accordance with Section 8.2(a); and

(b)

not to carry on any business other than through the Partnership or in respect of its interest therein, unless, in the reasonable judgment of the Managing Partner, the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of Fording LP.

4.4

Permitted Cash Calls

(a)

Without limiting the generality of the powers of the Managing Partner set forth herein, the Managing Partner shall call for a cash contribution from each of the Partners in the following circumstances:

(i)

in the event that the Managing Partner reasonably determines that an additional cash contribution of the Partners is the best way to fund Expansion Capital Expenditures in respect of projects approved in accordance with this Agreement; or

(ii)

if Management advises the Partners that a CCA Shortfall will occur in the current Fiscal Year and the Partners concur.

In such event, the Managing Partner shall call for an additional cash contributions from the Partners in the amount of the Expansion Capital Expenditures or in the amount of the anticipated CCA Shortfall as the case may be  (in either case, a “Permitted Cash Call”).

(b)

In order to make a Permitted Cash Call, the Managing Partner shall provide a notice to each of the Partners setting forth, in reasonable detail:

(i)

the amount and purpose of the required funds;

(ii)

the date on which the funds are required to be contributed to the Partnership (which date shall be not less than 10 days after the date of the Notice);

(iii)

the amount to be contributed by each Partner, which amount shall be in proportion to each such Partner’s Distribution Entitlement on the date of the notice; and

(iv)

the reason such funds are required by the Partnership.

(c)

All contributions made by the Partners in response to a Permitted Cash Call shall be treated as additional contributions to the capital of the Partnership and the capital accounts of the Partners shall be adjusted accordingly.

(d)

In the event that a Partner does not make all, or part of, the Partner’s required contribution in connection with a Permitted Cash Call (the “Defaulted Amount”) and provided that, if applicable, the Special Resolution authorizing the expenditure in respect of which the Cash Call was made does not specify a different protocol:

(i)

the Partner shall be deemed to have contributed an amount equal to the Defaulted Amount to the capital of the Partnership; and

(ii)

the Partner shall be indebted to the Partnership in an amount equal to the Defaulted Amount which loan shall bear interest at the rate equal to the Canadian Prime Rate loan charged the Partnership, under its most senior credit facility, plus 5% calculated monthly and not in advance (a “Capital Call Loan”).

(e)

For so long as any portion of a Capital Call Loan of a Partner is outstanding, including for this purpose, all interest accrued thereon, all distributions made by the Partnership to the Partner (which for this purpose, shall include an advance by way of monthly loan in the manner contemplated by Section 9.2(a) or 9.2(b) hereof) shall be applied first to repayment of the Capital Call Loan and this Section 4.4(e) will be sufficient authority for the Partnership to allocate such distributions as aforesaid.

(f)

In the event that the Managing Partner elects to fund Expansion Capital Expenditures by making Permitted Cash Calls on the Partners in accordance with Section 4.4(a)(i), the Managing Partner shall make Permitted Cash Calls on a monthly basis such that the portion of the capital required to fund the Expansion Capital Expenditures reasonably expected in the following month is called for in the preceding month.  Notwithstanding the foregoing, the Partners may, acting jointly, determine that Permitted Cash Calls to fund Expansion Capital Expenditures shall be made more or less frequently than monthly but otherwise on the basis set forth in this Section 4.4(f).

(g)

Notwithstanding the foregoing, the Managing Partner may make a Permitted Cash Call in the manner aforesaid, in order to fund Expansion Capital Expenditures that have already been incurred.

ARTICLE 5
PARTNERSHIP MEETINGS

5.1

Partnership Meetings

Any Partner may call a meeting of Partners at any time on not less than ten Business Days advance written notice to the other Partners.  Such notice shall describe, in reasonable detail, the matters to be considered at the meeting such that the Partners can make a reasoned decision in respect of such matters. The Partner calling the meeting may designate either Calgary or Vancouver as the location of the meeting or such other location as is mutually acceptable to all of the Partners. In the event of an emergency, the Partners will use reasonable efforts to expedite meetings or waive notice thereof.

5.2

Attendance and Voting

Partners shall attend and vote at Partners’ meetings in person or telephonically through their authorized representatives and in this regard:

(a)

each Partner will arrange to be represented at each Partners’ meeting by an authorized representative;

(b)

each Partner will be obligated to vote in favour of any resolution of Partners that is in the best interest of the Partnership provided such action is not inconsistent with the fiduciary obligations of the boards of directors of the Partners (or, if applicable, not inconsistent with the fiduciary obligations of the boards of directors, or similar bodies with analogous responsibilities, of their members); and

(c)

each Partner will be entitled to that number of votes which is equal to its Distribution Entitlement at that time, expressed as a percentage and multiplied by 100.

5.3

Adjournment

Any Partners’ meeting shall be adjourned for a period not in excess of ten days at the request of any Partner.  Any such request must be made by notice in writing addressed to the other Partners and must be delivered at least two Business Days prior to commencement of the meeting to be adjourned.  Once an adjournment has been granted under this Section for any meeting, any further adjournment of that meeting must be authorized by Special Resolution of the Partners. A Partner may request an adjournment of a Partners’ meeting once in each Fiscal Year, provided for this purpose, the Teck Partners shall be treated as a single Partner.

5.4

Quorum

Quorum for Partners’ meetings is at least two Partners holding in the aggregate not less than 95% of the outstanding Distribution Entitlements.

5.5

Special Resolution of the Partners

Each of the matters set out in Schedule “A” must be authorized by a Special Resolution of the Partners.

5.6

Approved Plans

(a)

By no later than November 15th of each year, the Partnership will prepare and submit to the Partners, for their approval, a capital and operating plan and budget (a “Capital and Operating Plan and Budget”) for the following calendar year.  Each Capital and Operating Plan and Budget will be in such form and detail as the Partners may reasonably request and shall include, among other things:

(i)

the scheduling of Sustaining Capital Expenditures and whether it is anticipated that a Permitted Cash Call will be made in connection with a CCA Shortfall;

(ii)

the scheduling of Expansion Capital Expenditures and a statement of the Managing Partner as to whether such expenditures will be funded by a Permitted Cash Call or in some other manner;

(iii)

forecasts of Partnership distributions; and

(iv)

the proposed compensation of Management for the following year.

(b)

The Partnership may, at any time and from time to time, prepare and submit to the Partners for their approval, supplemental or revised Capital and Operating Plans and Budgets.  Any such supplement or revision will be submitted to the Partners as far in advance of its proposed implementation as is reasonably possible.

(c)

Upon its approval pursuant to a Special Resolution of the Partners in accordance with subsection (a) or (b) above, a Capital and Operating Plan and Budget or any supplement or revision thereof shall become an “Approved Plan”.

5.7

Operations Subject to Approved Plan

Subject to Section 5.8 and Section 5.9, the Managing Partner will use its best efforts to ensure that the business of the Partnership is conducted substantially in accordance with the Approved Plans and will not take any action set out in Schedule “A” without such action first being approved by a Special Resolution of  the Partners.

5.8

Emergency Expenditures

The Managing Partner may deviate from the Approved Plans and may take any necessary action to the extent that any emergency arises which requires any expenditure or other action for the protection of life, limb or property or the preservation of the assets and undertaking of the Partnership and is of sufficient urgency that approval by a Special Resolution of the Partners of a supplemental Capital and Operating Plan and Budget is not reasonably practicable.  Any such emergency expenditure or action will be deemed to constitute an approved supplement to the current Approved Plans without the need for any action or approval by the Partners, provided that the Managing Partner shall minimize, to the degree possible, work done without the prior approval of the Partners. If the Managing Partner determines that emergency expenditures or other actions are required, it will promptly call a meeting of Partners to consider the circumstances giving rise to the expenditures.

5.9

Operations in Absence of Approved Plan

If the Partners fail to approve a Capital and Operating Plan and Budget prior to the beginning of any calendar year, such that there is no Approved Plan for that year:

(a)

the Managing Partner shall use its best efforts to ensure that the business of the Partnership is conducted in a manner substantially consistent with the Approved Plan for the prior year (the “Prior Plan”) on a basis that minimizes capital expenditures and that is consistent with prudent mining and engineering practices (such manner of operation being the “Interim Plan”). If, in the good faith determination of the Managing Partner, and subject to Section 5.8, circumstances require a material deviation from the Prior Plan, the Managing Partner shall forthwith convene a Partners’ meeting to obtain, by Special Resolution of the Partners, authorization to deviate materially from the Prior Plan adjusted as contemplated in this Section 5.9(a).

(b)

The Partnership shall be operated in accordance with the Interim Plan, subject to any material deviations from such plan authorized by a Special Resolution of the Partners, and subject to Section 5.8, until replaced by an Approved Plan or a deemed Approved Plan pursuant to this Section 5.9.

(c)

For the first three months of any period during which the Partnership is being operated pursuant to an Interim Plan, the Partners shall work in good faith with a view to approving a Capital and Operating Plan and Budget for the remainder of that year (the “Plan Period”).  If, after expiry of such three month period, the Partners have not agreed on an Approved Plan for the Plan Period, the Managing Partner, on the one hand, and the directors of Fording GP, other than any such director that is a nominee of Teck or that is not “independent” of Teck within the meaning of MI 52-110 (collectively the “Non-Teck Directors”), on the other hand, shall enter into a period of non-binding mediation of up to nine months (the “Mediation Period”) with a view to resolving the dispute.  Upon commencement of the Mediation Period, the parties shall select a mutually acceptable mediator.  If the parties to the mediation do not agree on a mediator within ten days after the commencement of such period, either such party may apply to the Alberta Court of Queen’s Bench for the appointment of the mediator.  Mediation shall commence forthwith following the appointment of the mediator.

(d)

After three months of mediation, either the Non-Teck Directors or the Managing Partner shall have the right, on five days advance written notice to the other parties, to terminate the Mediation Period.  If the Mediation Period is so terminated, or if the Mediation Period expires before a resolution to the dispute is reached, the Managing Partner shall cause the Partnership to retain the services of a reputable, internationally recognized mining engineering firm, independent of all of the Partners and acceptable to all of the Partners (the “Engineer”) and for this purpose “independent of all the Partners” means free of any relationship with either Teck or Fording LP, or any insider or Affiliate of either of the foregoing, that might create a reasonable apprehension of bias in the opinion of any of the Partners, acting reasonably.  If the Partners cannot agree on the identity of the Engineer, each of the Managing Partner and the Non-Teck Directors shall put forth a candidate, meeting the requirements set forth above, to act as Engineer.  If neither of the proposed nominees for the position of Engineer is acceptable to both the Managing Partner, on the one hand and the Non-Teck Directors, on the other hand, then the nominee of the Non-Teck Directors and the nominee of the Managing Partner shall meet forthwith in order to appoint the Engineer, who shall be independent as defined above, and such appointment shall be binding upon the parties.

(e)

The Engineer shall be mandated to prepare a Capital and Operating Plan and Budget for operation of the assets of the Partnership for the balance of the then current calendar year and the ensuing calendar year on a basis designed to maximize sustainable cash distributions from the Partnership in accordance with prudent mining and engineering practices (the “Engineer Plan”).  The Engineer shall be directed to deliver the Engineer Plan to each of the Partners within 60 days of its appointment.  The Partners shall endeavour to agree to an Approved Plan within 30 days of delivery of the Engineer Plan.  Failing such agreement, the Engineer Plan will be and will be deemed to be the Approved Plan for the period covered by the Engineer Plan.

(f)

Upon an Engineer Plan constituting or being deemed to constitute an Approved Plan or an agreement with respect to an Approved Plan pursuant to Section 5.9(e) above, the Non-Teck Directors shall have the right to require the Managing Partner to replace, forthwith, any or all of the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Partnership and, also, to require the Managing Partner to replace the Senior Mining Vice President of the Managing Partner or Teck, as applicable, responsible for supervision of the Partnership with a new senior officer of the Managing Partner or Teck, as applicable, with expertise in mining.

(g)

If, by November 15 of any full calendar year in which the Partnership is being operated in accordance with an Engineer Plan which does not cover the ensuing year, the Partners have not approved a Capital and Operating Plan and Budget for the ensuing year, the Engineer shall again be mandated to prepare an Engineer Plan for the ensuing year and to deliver such Plan to each of the Partners by December 15 of that year.  Failing agreement of the Partners with respect to an Approved Plan by December 31 of such year, the Engineer Plan will be and will be deemed to be the Approved Plan for the ensuing year.

ARTICLE 6
STATUS OF PARTNERS

6.1

Status and Capacity of Partners

Each Partner represents, warrants and covenants to each other Partner that such Partner:

(a)

has been duly authorized by all necessary corporate or partnership action, as applicable, to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement;

(b)

has the capacity to enter into and be bound by this Agreement and will provide such evidence thereof as the other Partners may reasonably require;

(c)

is and will remain a resident of Canada for the purposes of the Tax Act or, if such Partner is a partnership, it is a Canadian partnership for purposes of the Tax Act and will retain such status for so long as it is a Partner; and

(d)

will not transfer its Partnership Interest, in whole or in part, to a Person who is not able to make these representations, warranties and covenants.

The representations, warranties and covenants made pursuant to this Section 6.1 shall survive the execution of this Agreement and each Partner covenants and agrees to ensure that each representation, warranty and covenant made pursuant to this Section 6.1 remains true so long as such Partner remains a Partner.

6.2

Limitations on Authority of Partners

Except as otherwise expressly provided herein, no Partner shall, without the prior written consent of each of the other Partners:

(a)

be, or purport to be, entitled to transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership or to act as agent of any other Partner; or

(b)

in its capacity as a Partner, make any commitment on behalf of or otherwise obligate or bind any other Partner.

6.3

Restrictions on Partners

Except as expressly provided for in Article 11, no Partner shall, without the prior written consent of each of the other Partners, seek to compel a partition or sale, judicial or otherwise, of any property of the Partnership or otherwise require any property of the Partnership to be distributed to any Partner in kind.

6.4

Pledge of Partnership Interest

Subject to the terms of the Fording Credit Facility, the Operating Facility and the Guarantee, a Partner may mortgage, hypothecate or pledge a Partnership Interest held by such Partner as security for a loan to or an obligation of such Partner.  Fording LP, in accordance with Section 8.2(c), is permitted to pledge its Partnership Interest as security in respect of the Fording Credit Facility including, for certainty, any refinancing of such facility or any replacement facilities.  If a Partnership Interest is so mortgaged, hypothecated or pledged, the Partnership shall, upon receipt of a written request from the mortgaging, hypothecating or pledging Partner (the “Pledging Partner”), deliver to the Person specified by the Pledging Partner in the written request (the “Secured Party”) a written acknowledgement of notice of the mortgage, hypothecation or pledge and confirmation that, following a default under such obligation, upon receipt by the Partnership of a written order from the Secured Party setting forth, where relevant, an address for payment:

(a)

all distributions by the Partnership in respect of such Partnership Interest thereafter shall be made to the Secured Party at that address, or at such other address as the Secured Party from time to time advises the Partnership in writing; and

(b)

subject to compliance with Section 8.3 and Section 8.4, the Secured Party shall have authority to direct the transfer of the pledged Partnership Interest to another

Person, to have such transfer registered on the Register and to collect the proceeds received therefor,

until the Secured Party delivers to the Partnership a written release from such acknowledgement and order. The Pledging Partner, by delivering the written request to the Partnership, shall thereby be authorizing the Partnership to make, and consenting to the making of, all distributions and transfers so effected.  In addition, and in connection with any mortgage, pledge or hypothecation permitted by this Section, the Partnership will enter into an acknowledgement agreement with the Secured Party on terms consistent with prevailing market practices at that time, but subject to Section 8.3 and Section 8.4, and otherwise as may be requested by the Secured Party acting reasonably.  For certainty, nothing in this Section 6.4 permits or allows a Partner to create any Encumbrance upon any of the assets of the Partnership.

6.5

Non-Competition

(a)

None of the Partners shall, directly or indirectly, without the prior written consent of the other Partners, at any time while it is a Partner, either alone or in conjunction with any other Person except for the Partnership, whether as principal, agent, shareholder or in any other capacity whatsoever, carry on, or be engaged in, concerned with or interested in, any undertaking which engages in the production and sale of coal anywhere in North America (except for any equity share investment in a public company whose shares are listed on a recognized stock exchange where such share investment does not in the aggregate exceed 10% of the issued equity shares of such company).

(b)

Subject to the foregoing and Section 4.3, a Partner may engage in or hold an interest in any other business, venture, investment or activity and shall not be liable to account therefore to the Partnership or any Partner. In addition, Partners may engage in activities unrelated to the production and sale of coal in North America for which they will not be liable to account to the Partnership.

6.6

Compliance with Laws

Each Partner will, on request of the Managing Partner, promptly execute every certificate or other instrument necessary to comply with any applicable law or regulation of any jurisdiction in which the Partnership carries on business that is required for the continuation and good standing of the Partnership.

6.7

Unlimited Liability of Partners

Subject to the terms of the Guarantee or the Operating Facility and any other agreement which limits the recourse of a contracting party to the assets of the Partnership, the Partners shall have unlimited liability for all debts and other liabilities and obligations of the Partnership.

ARTICLE 7
DISTRIBUTION ENTITLEMENTS

7.1

Increase in Teck’s Distribution Entitlement

(a)

Subject to Section 7.1(b), the Distribution Entitlements associated with Teck GP’s and Fording LP’s respective Partnership Interests shall be irrevocably adjusted such that effective April 1, 2006, Teck GP’s Distribution Entitlement shall be increased to 39.833% and Fording LP’s Distribution Entitlement shall be decreased to 60%.

(b)

The adjustments to the Distribution Entitlements associated with Teck GP’s and Fording LP’s Partnership Interests contemplated in Section 7.1(a) above, shall not occur if, at April 1, 2006:

(i)

Teck GP shall have resigned as Managing Partner or shall be deemed to have resigned as Managing Partner pursuant to  Section 3.3;

(ii)

Teck GP shall have sold, assigned, transferred, conveyed or disposed of its Partnership Interest or otherwise conveyed the benefit of its Partnership Interest to any Person (other than in circumstances where Teck GP has conveyed its Partnership Interest in accordance with Section 8.2(a) and assigned its rights as Managing Partner to such assignee in accordance with Section 3.5(a), provided that in such case, the assignee remains, at the effective date of the relevant adjustment, an Affiliate of Teck GP); or

(iii)

Teck GP shall be in material breach of this Agreement, and Fording LP shall have advised Teck GP of the existence of the breach (which notice shall specify, in reasonable detail, the nature of the breach) promptly upon becoming aware of same and in any event prior to the effective date of the relevant adjustment, provided that in the event that Teck GP is in material breach of this Agreement on the effective date of the relevant adjustment, Teck GP shall have a period of 30 days in which to cure the breach, and provided that Teck GP is able to fully cure such breach within such period, Teck GP’s Distribution Entitlement shall be adjusted in the manner contemplated above.

(c)

The Distribution Entitlement of QCP shall not be affected by the adjustments set forth at Section 7.1(a) above.

(d)

Other than as expressly set forth at Section 7.1(a) above, Teck GP shall not be entitled to any further increase in the Distribution Entitlement associated with its Partnership Interest based on the performance of the Partnership’s business.

(e)

Any dispute with respect to the operation of this Section 7.1 shall be settled by reference to arbitration in accordance with Section 13.3.  Any adjustment to Teck GP’s Distribution Entitlement resulting from arbitration pursuant to this

Section 7.1(e) shall be retroactive to the date on which such adjustment would have taken place absent such arbitration.

7.2

Allocation of Income and Loss for Income Tax Purposes

(a)

The income and loss for tax purposes of the Partnership for each Fiscal Year shall be computed in accordance with the Tax Act after reimbursement for all costs and expenses incurred by a Partner for and on behalf of the Partnership in accordance with this Agreement and any other applicable taxation or other applicable legislation or similar laws of Canada or of any province or jurisdiction, and shall be allocated at the end of the Fiscal Year to the Persons who were Partners of the Partnership during that Fiscal Year based on the Partner’s Annual Distribution Entitlement for the Fiscal Year.

(b)

The Partnership will in each Fiscal Year, unless otherwise authorized by a Special Resolution of the Partners, claim the maximum permissible discretionary deductions available to it for tax purposes.

ARTICLE 8
TRANSFER OF PARTNERSHIP UNITS

8.1

Transfers Prohibited

Except as expressly provided for in this Article 8 or in Sections 3.5 or 6.4, no Partner may sell, assign, transfer, convey or dispose of its Partnership Interest or otherwise convey the benefit thereof.

8.2

Permitted Transfers

Subject to the other provisions of this Agreement:

(a)

a Partner may sell, assign, transfer, dispose of or otherwise convey the benefit of its Partnership Interest to an Affiliate of the transferring Partner, provided that the transferring Partner (and Teck, in the case of a sale, assignment, transfer, disposition or other conveyance under this Section 8.2(a) by Teck GP), guarantees the obligations hereunder of such Affiliate and further provided that if at any time the transferee ceases to be an Affiliate of the transferring Partner the transferee shall immediately retransfer such Partnership Interest back to the transferring Partner or to an Affiliate thereof; however, with respect to transfers to Affiliates by any of the Teck Partners, references to Affiliates mean references to Affiliates of Teck;

(b)

a Partner may sell, assign, transfer, dispose of or otherwise convey the benefit of its Partnership Interest to a Person provided that such sale, assignment, transfer, conveyance or disposition is effected in accordance with Section 8.3 and Section 8.4;

(c)

Fording LP may assign its Partnership Interest as security to the Royal Bank of Canada, as agent for the Fording Credit Facility as well as to lenders in connection with any refinancing of such facility or any replacement facilities; and

(d)

none of the Teck Partners will be permitted to sell, assign, transfer, dispose of or otherwise convey the benefit of all, or any portion of, their Partnership Interests, other than in the circumstances set forth in Section 8.2(a) (in which case, no consent of the ULC Independent Directors is required), unless such sale has been consented to by a majority of the ULC Independent Directors, such consent not to be unreasonably withheld.

8.3

Right of First Offer

(a)

If at any time, a Partner (the “Offeror”, which for this purpose includes a Secured Party pursuant to the operation of Section 6.4) forms a bona fide intention to sell its Partnership Interest (or, in the case of a Secured Party, the Partnership Interest of a Pledging Partner) (the “Offeror’s Interest”), the Offeror shall first offer the Offeror’s Interest to the other Partners (the “Other Partners”) in the manner set forth in this Section 8.3.

(b)

In such event, the Offeror shall first deliver a notice in writing (the “Notice of First Offer”) to the Other Partners offering to sell the Offeror’s Interest to the Other Partners for a specified amount of cash. The Notice of First Offer shall specify all of the terms on which the Offeror is willing to sell the Offeror’s Interest (the “Terms of Sale”).

(c)

The offer contained in the Notice of First Offer shall be irrevocable except with the consent of the Other Partners and shall be open for acceptance for a period of 60 days after the date upon which the Notice of First Offer was last received by the Other Partners (the “Acceptance Period”).

(d)

Upon the Notice of First Offer being given, the Other Partners shall have the right to acquire all, but not less than all, of the Offeror’s Interest, pro rata based upon the respective Distribution Entitlements of the Other Partners as of the date the Notice of First Offer is given or to acquire in such other proportion as the Other Partners may agree among themselves in writing.

(e)

Within the Acceptance Period, each of the Other Partners may give to the Offeror a notice in writing (an “Acceptance Notice”) accepting the offer contained in the Notice of First Offer and specifying the maximum portion of the Offeror’s Interest it wishes to acquire (which number may be greater than, equal to or less than its pro rata entitlement).  If no Other Partner gives an Acceptance Notice or specifies in its Acceptance Notice that it wishes to acquire a portion of the Offeror’s Interest less than its pro rata entitlement, the resulting unaccepted portion of the Offeror’s Interest shall be deemed to have been offered by the Offeror, to such of the Other Partners who specified in their Acceptance Notice a desire to acquire a portion of the Offeror’s Interest greater than their pro rata entitlement, and each such Other Partner is, subject to the maximum portion of the Offeror’s Interest specified in its Acceptance Notice, entitled to acquire its pro rata entitlement of the unaccepted portion of the Offeror’s Interest based upon the respective Distribution Entitlements of such Other Partners, as between themselves, or in such other proportion as such Other Partners may agree in writing.

(f)

If the Other Partners, or any of them, give Acceptance Notices within the Acceptance Period, confirming their agreement, collectively or otherwise, to acquire all of the Offeror’s Interest, the sale of the Offeror’s Interest to such Other Partners shall be completed within 60 days following the expiry of the Acceptance Period.

(g)

If the Offeror does not receive Acceptance Notices from the Other Partners, or any of them, within the Acceptance Period confirming their agreement, collectively or otherwise, to acquire all of the Offeror’s Interest, the rights of the Other Partners to purchase the Offeror’s Interest shall cease and the Offeror may sell the Offeror’s Interest to an arm’s length third party provided that:

(i)

the sale is completed within 60 days of the expiry of the Acceptance Period (other than in circumstances where the Offeror requires regulatory approval in order to complete the sale, in which case, the Offeror will have an additional 90 days in which to complete the sale); and

(ii)

such sale is completed (x) on terms that are, on balance, no more favourable to the purchaser than the Terms of Sale, having regard to all collateral arrangements and (y) at a cash price which must not be less than the price contemplated by the Terms of Sale.

(h)

In the event that the Offeror completes a sale to a third party (a “Third Party Sale”) in the manner aforesaid, both the Offeror and the third party purchaser shall provide to the Other Partners a certificate stating that the Third Party Sale has been completed, in all respects, in accordance with Section 8.3(g).

(i)

For a period of 30 days following receipt of the certificate described above, any of the Other Partners shall be provided with access to the closing documentation relating to the Third Party Sale as well as to the financial records of the Offeror for the purposes of certifying compliance with this Section 8.3 and the representations in the certificate.

(j)

All Acceptance Notices, certificates or other notices under this Section shall be given concurrently to all Partners and to the Partnership in accordance with Section 13.2.

(k)

For the purposes of this Section 8.3, the Teck Partners shall be deemed to act jointly and in concert and shall be treated as a single entity and for this purpose, any notice delivered to Teck GP pursuant to this Section shall be deemed to have been delivered to all of the Teck Partners and any notice delivered on behalf of Teck GP shall be deemed to have been delivered on behalf of all of the Teck Partners.

8.4

Assignment Requirements

No assignee of a Partnership Interest shall be registered as a holder of a Partnership Interest or become a Partner unless:

(a)

the assignee has delivered to the Managing Partner a valid instrument of transfer of the Partnership Interest;

(b)

the assignee has acknowledged in writing that it is bound by the terms of this Agreement and has assumed the obligations of the assigning Partner in respect of the assumed Partnership Interest (including the obligations of the outgoing Managing Partner in connection with an assignment of such office made in accordance with Section 3.5) including the obligation of a Partner to make the representations, warranties and covenants set out at Section 6.1;

(c)

in the case of an assignment by or to a Person other than an individual, the assignee has delivered to the Managing Partner such verification of the due execution of the form of assignment by that Person as the Managing Partner reasonably requires; and

(d)

the assignment is effective prior to the dissolution of the Partnership and has otherwise been made in compliance with the provisions of this Agreement.

8.5

Effectiveness Conditional

No transfer of a Partnership Interest shall become effective other than as between the parties thereto until the transfer has been registered in accordance with this Agreement and all filings and recordings have been made as required by law in respect of the admission of the assignee to the Partnership or the increase of its interest therein, as the case may be.

8.6

No Obligation to See to the Execution of Trust or Equity

Except as provided in Section 6.4 and other than in connection with the Fording Credit Facility, the Partnership shall not be bound to recognize or see to the execution of any trust, whether express, implied or constructive, or any Encumbrance or equity, to which any Partnership Interest therein is subject, nor to ascertain or inquire whether any sale or transfer of any Partnership Interest or any interest therein by a Partner is authorized by such trust, Encumbrance or equity, nor to recognize any Person as having any interest in, or rights of an owner of, a Partnership Interest other than the Person recorded on the Register as the holder of the Partnership Interest.

ARTICLE 9
DISTRIBUTIONS

9.1

Allocation to Partners

Except as specifically provided herein (including with respect to annual distributions), any amount that is, pursuant to any provision of this Agreement, to be allocated to or distributed among the Partners shall be apportioned among them based on the Distribution Entitlement held by each Partner at the time as of which the allocation is made or the entitlement to the distribution is  determined (being the last day of each month in the case of monthly advances) without regard to the number of days during which any Partner has been a Partner or the level of Distribution Entitlement held at other times during that period.  On the written request of a Partner, distributions shall be made to the requesting Partner hereunder in the U.S. dollar equivalent of the Canadian dollar value of the distributions to which the Partner is entitled, provided that the cost, if any, of purchasing such U.S. dollars shall be borne by the requesting Partner. For certainty, the Partners agree that the Partnership shall not make any distributions to the Partners if the making of such distribution would constitute an event of default under the Credit Agreement or any other debt guaranteed or incurred by the Partnership and approved by a Special Resolution of the Partners.

9.2

Distribution Policy

The Distribution Policy of the Partnership shall be as follows:

(a)

Monthly Advances

The Partnership shall, within ten days following the end of each month in a Fiscal Year, advance to each Partner by way of loan an amount equal to that Partner’s share (based on the Distribution Entitlement of such Partner as at the end of such month) of the Distributable Cash for that month as of the end of that month as determined by the Managing Partner who shall also provide a statement setting out the basis of such determination.  Any such loan shall not bear interest and shall be repayable by the Partner to the Partnership upon the demand of the Partnership, provided that no demand can be made unless made of all Partners and an interim distribution of Distributable Cash in respect of the then completed months of the Fiscal Year is made in accordance with the principles set out in Section 9.2(c). All such loans made by the Partnership to a Partner in a Fiscal Year of the Partnership shall be repaid by the Partner to the Partnership within 180 days after the end of that Fiscal Year.

(b)

Procedure for Monthly Advances at Quarter End

With respect to the monthly advance to be made in respect of each of March, June, September and December, not later than 15 days prior to month-end, the Partnership shall deliver to each Partner an estimate of the monthly advance of Distributable Cash for that month (the “Quarter-End Estimate”) and shall, within 10 days following month-end, advance to the Partners an amount equal to the Quarter-End Estimate in proportions based on their respective Distribution Entitlements as at the end of such month. In the event that the actual amount that would have been advanced to the Partners in connection with the month, but for the operation of this Section 9.2(b), is less than, or greater than, the Quarter-End Estimate, then the amount advanced in connection with the next succeeding month shall be adjusted accordingly, either up or down to the extent that such adjustment does not occur automatically in the following period as a consequence of the definition of Distributable Cash.

(c)

Annual Distributions

Subject to any interim distribution under Section 9.2(a), the Partnership will, within 60 days following completion of a Fiscal Year, declare a distribution of Distributable Cash to each Partner in an amount equal to the percentage of Distributable Cash for the Fiscal Year that is equal to the percentage that (x) the respective aggregate amount of monthly advances in respect of the Fiscal Year, corrected to be based on actual Distributable Cash in respect of any Quarter End Estimates, advanced to the Partner are of (y) the aggregate monthly advances to all Partners in respect of such Fiscal Year (in respect of each Partner, the “Annual Distribution Entitlement” of such Partner). The Managing Partner will also provide a statement setting out how the Annual Distribution Entitlement was determined. Any such distribution to be paid to a Partner shall be paid first by set-off against any amount then owed by a Partner to the Partnership as a result of the advances made by the Partnership to that Partner pursuant to Section 9.2(a) and 9.2(b), and any amount remaining outstanding under the monthly advances will be repaid by the Partner whose entitlement is less than such advances and the Partnership will pay such amount to the Partner whose entitlement exceeds such monthly advances.

(d)

Other Distributions or Payments

Except as otherwise expressly provided herein or pursuant to the terms of the Administrative Services Agreements, the Partners shall not receive any payment from the Partnership by way of salary, commissions, interest on invested capital or otherwise. Nothing herein contained shall prevent the Partnership from effecting any payment due to a Partner pursuant to the Administrative Services Agreements, other services agreements authorized by a Special Resolution of the Partners or any other agreement, lease or contract validly entered into between the Partnership and such Partner.

Except as expressly contemplated by the Partnership’s Distribution Policy, no Partner shall have the right to withdraw any amount from the Partnership or receive any distribution.

ARTICLE 10
FINANCIAL MATTERS AND REPORTS

10.1

Books of Account

The Partnership shall keep and maintain or cause to be kept and maintained proper, complete and accurate books of account and records of the business of the Partnership, and shall enter and record or cause to be entered and recorded therein fully and accurately all transactions and other matters related to the business and affairs of the Partnership.

10.2

Accounting Principles

The accounts of the Partnership shall be kept in accordance with GAAP.

10.3

Public Company Reporting

(a)

The Partnership will provide to each of the Partners:

(i)

a report of any Material Change in the affairs of the Partnership;

(ii)

quarterly financial statements of the Partnership prepared in accordance with GAAP comprised of a balance sheet, an income statement and a cash flow statement, together with a review letter from the Auditor thereon;

(iii)

annual financial statements of the Partnership prepared in accordance with GAAP comprised of a balance sheet, an income statement and a cash flow statement, audited by the Auditor with an audit report thereon;

(iv)

Management’s discussion and analysis for the relevant period covered by each set of financial statements referred to at items (ii) and (iii) above; and

(v)

such other documents, such as certificates, representation letters or undertakings, as are customarily required in connection with the preparation and release of quarterly and annual financial statements of public issuers in the U.S. and Canada, in each case, in the form and content that the Partnership would be required to file or furnish with the securities regulatory authorities if it were both a reporting issuer under applicable Canadian securities law and a registrant with the United States Securities and Exchange Commission.  All of such reports and statements will be provided to the Partners in a timely manner so as to permit the Partners to comply, to the extent applicable, with their periodic and continuous disclosure requirements under applicable securities laws (which in the case of Fording LP, refers to the public disclosure obligations of the Trust and which in the case of Teck GP, refers to the public disclosure obligations of Teck).

(b)

Without derogating from the obligations of the Managing Partner set forth above, the Managing Partner shall ensure that representatives of the Partners are promptly provided with such other information regarding the Partnership in the form and content, as may be reasonably required by such Partners in connection with their respective public disclosure obligations (which in the case of Fording LP, refers to the public disclosure obligations of the Trust and which in the case of Teck GP, refers to the public disclosure obligations of Teck).

(c)

Notwithstanding Sections 10.3(a) and (b), it is acknowledged that Teck and the Trust retain responsibility for their respective public disclosure programs and for the compliance thereof with applicable securities laws. The provision of information pursuant to Section 10.3(a) or (b) shall not constitute a representation that such information is suitable for inclusion, without modification, in the public disclosure of either Teck or the Trust.  Additional work undertaken by the Auditor in connection with the provision of information described at Section 10.3(b), beyond what is undertaken in connection with the financial statements described at Section 10.3(a), shall be at the expense of the Partner requesting such information.

10.4

Monthly and Quarterly Report

The Partnership will provide monthly reports to the Partners with respect to the operational results and financial performance of the Partnership.  In addition, on a quarterly basis, the Managing Partner will report directly to the board of directors of Fording GP with respect to the operational results and financial performance of the Partnership and such other matters as the directors of Fording GP may reasonably request.

10.5

Annual Report

Within 55 days of the end of each calendar year, the Managing Partner shall cause the Partnership to forward to each Person who was a Partner at the end of the preceding calendar year:

(a)

for each calendar year, the financial statements of the Partnership described at Section 10.3(a)(iii); and

(b)

such other financial information relating to the calendar year as is material to the business of the Partnership that the Partners may request.

10.6

Income Tax Information

Within 180 days of the end of each Fiscal Year, the Managing Partner shall cause the Partnership to forward to each Person who was a Partner at any time in the Fiscal Year:

(a)

information concerning the amount of income or loss and credits allocable to each Partner for income tax purposes, in respect of the Fiscal Year, such income or loss and credits to be based on the Annual Distribution Entitlement of the Partner; and

(b)

such other information as is necessary to enable such Partner to file returns under the Tax Act and under any other applicable taxation or other applicable legislation or similar laws of Canada or any province or other jurisdiction with respect to its income or loss from the Partnership in respect of such Fiscal Year.

10.7

Tax Filings

The Managing Partner shall cause the Partnership to prepare and file all returns, reports, declarations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form), including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, required to be filed by the Partnership by law or administrative practice, in respect of any taxes, duties, fees, premiums, assessments, imposts or levies, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, minerals, production, transfer, land transfer, sales, goods and services, harmonized sales, use, value added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education, social security, surtax, customs duties, import, export, countervail and anti-dumping, licence, franchise, registration, employment insurance and Canada, Quebec, and other government pension plan premiums, or contributions and shall provide to the Partners upon request, copies of all such documents.  The Managing Partner shall keep the Partners fully apprised of any material reassessment of taxes and of the status of any appeal or contestation in connection therewith.

10.8

Auditor

Unless changed by a Special Resolution of the Partners, the auditor of the Partnership shall be PricewaterhouseCoopers LLP.

10.9

Public Reporting

Except as may be required under applicable securities laws, prior to making any public disclosure of previously undisclosed and material information relating to the Partnership, or its business, assets, operations or affairs, the Partner proposing to make such disclosure shall provide a copy of such disclosure reasonably in advance of its filing or other publication, and in any event not less than 24 hours in advance thereof, to permit the other Partners to comment thereon.  The Partners will otherwise cooperate with respect to their public disclosure pertaining to the Partnership, and shall use reasonable efforts to consult each other regarding the form and content of such disclosure. The Managing Partner shall cause the Partnership to adopt a policy prohibiting management and employees of the Partnership from making public statements regarding the Partnership, except in the necessary course of the business of the Partnership.

ARTICLE 11
WINDING-UP OR DISSOLUTION OF PARTNERSHIP

11.1

Term

The Partnership shall continue until wound up or dissolved in accordance with the terms hereof.

11.2

Events of Winding-Up or Dissolution

The Partnership shall be wound up or dissolved on the authorization of such winding-up or dissolution by a Special Resolution of the Partners.

11.3

Events Not Causing Winding-Up or Dissolution

Except as otherwise expressly provided herein, the Partnership shall not be wound up, dissolved or terminated by the resignation, removal, death, incompetence, bankruptcy, insolvency, dissolution, liquidation, winding-up or receivership of any Partner, or the admission, resignation or withdrawal of any Partner, or any other event or occurrence which would have the effect at law of winding-up, dissolving or terminating the Partnership.

11.4

Managing Partner as Receiver

In the course of a winding-up or dissolution of the Partnership, the Managing Partner shall act as the receiver or, if approved by a Special Resolution of the Partners, as receiver and manager of the Partnership.

11.5

Other Receiver

If the Managing Partner is unable or unwilling to act as the receiver or as receiver and manager, the Partners may by Special Resolution of the Partners appoint some appropriate Person to act as receiver or as receiver and manager.

11.6

Distribution

After provision has been made for the payment or other satisfaction of all liabilities of the Partnership and subject to any rights of set-off the Partnership may have against a Partner, and, except as otherwise provided, the net assets of the Partnership shall be distributed to the Partners in accordance with their respective Distribution Entitlements.

11.7

Notices

The Managing Partner shall cause the Partnership to satisfy all requirements under applicable law with respect to winding-up or dissolution including any requirements to give notice to creditors or other parties.

ARTICLE 12
COVENANTS OF THE MANAGING PARTNER

12.1

Non-Competition Agreement

The Managing Partner covenants to the other Partners to cause the Partnership to be operated so as not to contravene the covenants of the Partnership set forth in the Non-Competition Agreement.

12.2

No Co-Mingling of Assets

The Managing Partner covenants to the other Partners and agrees not to co-mingle the assets of the Partnership with its own assets and to keep the Partnership’s assets separate and distinct from its own. Further, the Managing Partner covenants and agrees to hold in trust for the Partnership any property of the Partnership that it may, from time to time, hold directly.

12.3

Performance of Assigned Contracts

The Managing Partner hereby covenants to Fording LP that it will use its reasonable commercial efforts to cause the Partnership to perform its material obligations in respect of any contract, agreement or other instrument or obligation assigned to the Partnership (or its nominee) by Fording Inc., or any predecessor, or that Fording LP or any of its Affiliates holds for the benefit of the Partnership, in circumstances where Fording LP or any predecessor or Affiliate has guaranteed the performance of such contract or instrument or otherwise remains obligated to the counterparty if the Partnership fails to perform such instrument or contract fully, and the result of such default is material and adverse to Fording LP or its Affiliate.

ARTICLE 13
GENERAL

13.1

Transactions between the Partnership and Partners

(a)

Partners may provide services to the Partnership at cost, including a reasonable allocation of overhead, and provided that the terms of such arrangements are recorded in a written agreement between the Partnership and the Partner in question and such agreement is approved, in advance, by the other Partners.

(b)

Partners may also enter into other transactions with the Partnership provided the terms of such transactions are recorded in a written agreement between the Partnership and the Partner in question and such agreement is approved, in advance, by the other Partners.

(c)

Notwithstanding the foregoing, any services to be provided to the Partnership by any of the Teck Partners or Teck, other than as expressly contemplated by this Agreement, and any other transactions between the Teck Partners or Teck and the Partnership, shall be subject to the prior written approval of the ULC Independent Directors.

13.2

Notices

Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be deemed to have been given if given by personal delivery or by telecopy addressed to the recipient as follows:

To the Partnership:

Elk Valley Coal Partnership

Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R3

Facsimile No.:

  (403) 265-5769
Attention:  Corporate Secretary

with a copy to the Managing Partner:

Teck Cominco Coal Partnership, c/o Teck Cominco Limited

Suite 600 – 200 Burrard Street

Vancouver, British Columbia

V6C 3L9

Facsimile No.:

  (604) 640-5395
Attention:  Corporate Secretary

To Fording LP:

Fording Limited Partnership, c/o Fording (GP) ULC
Suite 1000, 205 – 9th Avenue S.E.
Calgary, Alberta
T2G 0R3

Facsimile No.:

  (403) 265-5769
Attention:  Corporate Secretary

To the Teck Partners:

Teck Cominco Limited
Suite 600-200 Burrard Street
Vancouver, British Columbia
V6C 3L9

Facsimile No.: (604) 640-5395
Attention:  Corporate Secretary

or to such other address, individual or telecopy number as may be designated by notice given by any Party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given and received on the day of actual delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed transmission thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.3

Arbitration

Any claim, dispute or controversy arising out of, or in connection with, or relating to this Agreement that cannot be resolved by the Partners, other than any claim, dispute or controversy in respect of Section 3.3(c) or Section 5.9, shall be submitted to arbitration pursuant to the Arbitration Act (Alberta), R.S.A. 2000, c. A-43 (the “Act”). For greater certainty, the Partners agree that any arbitration under this agreement is not an international commercial arbitration and that the International Commercial Arbitration Act (Alberta) R.S.A. 2000, s. 4-43 does not apply. If there is a conflict between the Act and the terms of this Agreement, the terms of this Agreement shall prevail.  Any arbitration under this Section shall be conducted in accordance with the following rules:

(a)

Any arbitration under this Section shall take place in private in Calgary, Alberta and shall be conducted in the English language.

(b)

An arbitration shall be commenced by delivery of a written notice to arbitrate (a “Notice to Arbitrate”) to the opposite Party or Parties.  The Notice to Arbitrate shall set out a concise description of the claim(s), dispute(s), or controversy(ies) to be arbitrated.

(c)

The arbitral tribunal shall be composed of a single arbitrator (the “Arbitrator”).  The Party that delivers a Notice to Arbitrate (the “Applicant”) shall, in the Notice to Arbitrate, nominate an individual to act as the Arbitrator.  Within 15 days of the date of receipt of the Notice to Arbitrate, the other Party or Parties (the “Respondent”) shall, in writing, either signify its or their acceptance of the nominee or, in the alternative, propose another individual to act as the Arbitrator.  If within 20 days of receipt of the Notice to Arbitrate, the Parties have not agreed upon an arbitrator, any Party may (with notice to the other Party) apply to the Court of Queen’s Bench of Alberta (the “Court”) to have an arbitrator appointed pursuant to the provisions of the Act.  Each Party shall bear its own costs in relation to any application to the Court to appoint an arbitrator.

(d)

If the Parties are unable to agree on the procedures to govern the arbitration, the Arbitrator shall determine all questions relating to:

(i)

exchange of statements of claim and defence;

(ii)

disclosure and exchange of documents relevant to the arbitration;

(iii)

oral examinations for discovery;

(iv)

appropriate protections for confidential information disclosed in the arbitration; and

(v)

the date, time, and location of the arbitration hearing and any interlocutory or preliminary hearings,

and in making such determination the Arbitrator may, in its discretion, determine that one or more such procedures (other than those relating to protection of confidential information) are not appropriate for the arbitration, taking into account the subject matter of the arbitration.

(e)

Any and all awards of the Arbitrator shall be made in writing and shall be final and binding on the Parties, provided that any Party may appeal an award to the Court without leave on a question of law, a question of fact, or a question of mixed fact and law.

(f)

The award of the Arbitrator shall have the same force and effect as a judgment of the Court and may be entered as a judgment of the Court or any other court of competent jurisdiction including the British Columbia Supreme Court.

13.4

Assets Held by Nominee

Where it is desirable that legal title to the assets of the Partnership be held by another entity or the Partnership is restricted from holding legal title (in either case, “Nominee Assets”), legal title in such Nominee Assets may be held by a nominee as agent and trustee for the Partnership.

13.5

Amendment

No amendment, supplement, modification or waiver or termination of this Agreement shall be binding unless authorized by a Special Resolution of the Partners, which, for this purpose, must be in writing.

13.6

Inspection of Records

While this Agreement is in effect and for a period of six months thereafter, the Managing Partner shall ensure that representatives of the Partners, and the auditors of each of the Partners, are provided with reasonable access, during normal business hours, to all records in respect of the Partnership including without limitation, access to any financial records relating to the Partnership and access to the Partnership’s financial personnel and external auditors (both current and former).

13.7

Enurement

The Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

13.8

Execution and Delivery

The Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have executed this Amended and Restated Partnership Agreement.

FORDING LIMITED PARTNERSHIP, by its general partner, Fording (GP) ULC
By:
Name:
Title:

TECK COMINCO COAL PARTNERSHIP, by its partners: TECK COMINCO LIMITED
By:
Name:
Title:

TECK-BULLMOOSE COAL INC.
By:
Name:
Title:

QUINTETTE COAL PARTNERSHIP, by its partners: TECK COMINCO LIMITED
By:
Name:
Title:

TECK-BULLMOOSE COAL INC.
By:
Name:
Title:

SCHEDULE “A”

SPECIAL MAJORITY MATTERS

The following matters require approval by a Special Resolution of the Partners:

(a)

a merger, arrangement, or other similar transaction involving substantially all of the business or assets of the Partnership;

(b)

a reorganization of the structure of the Partnership in a manner that would materially and adversely affect the tax or financial consequences to a Partner;

(c)

any change in the Distribution Policy of the Partnership;

(d)

the determination to carry on a business other than that described in Section 2.4 of the Agreement;

(e)

a voluntary bankruptcy/insolvency proceeding or steps for the appointment of a receiver in respect of any material part of the business or assets of the Partnership;

(f)

the liquidation of the Partnership’s assets or dissolution of the Partnership;

(g)

the admission of new Partners, other than wholly-owned subsidiaries or Affiliates of a Partner;

(h)

any change in Distribution Entitlements, except as expressly contemplated by the Agreement;

(i)

the suspension of any of the operations of the Partnership’s business for a term in excess of one year;

(j)

annual capital requirements not included in the Approved Plans in excess of $10 million;

(k)

a decision to continue the Partnership if the Partnership is terminated by operation of law;

(l)

approval of the Capital and Operating Plan and Budget, including any material amendment, supplement or revision thereto, prior to its expiry;

(m)

any sale, lease, exchange, transfer, disposition or assignment of material assets of the Partnership other than as contemplated by the Approved Plans;

(n)

the institution or settlement of litigation in amounts in excess of $1,000,000;

(o)

the undertaking of hedging transactions;

(p)

any delegation by the Managing Partner of its powers to manage the Partnership (other than to a wholly-owned subsidiary on terms reasonably acceptable to the ULC Independent Directors);

(q)

other than allocations to a reserve of the nature described in Section 1.1(h)(ii), allocations to reserves for reasonably anticipated working capital, budget and capital expenditure requirements not contemplated by the Approved Plans;

(r)

any change to the Fiscal Year of the Partnership;

(s)

the entering into of any non-arm’s length transactions (and for this purpose “arm’s length” has the meaning ascribed to it in the Tax Act);

(t)

any borrowings in excess of $100 million for working capital purposes;

(u)

any change in the Auditor;

(v)

a decision to amend, modify, alter or repeal any Special Resolution of the Partners;

(w)

the approval of any Material Project; and

(x)

all other matters expressly noted in the Agreement as requiring approval by a Special Resolution of the Partners.

SCHEDULE “B”

FORM OF GUARANTEE